UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Psychemedics Corporation

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

744375205

(CUSIP Number)

PETER H. KAMIN

2720 Donald Ross Road, #311

Palm Beach Gardens, FL 33410

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744375205

1	NAME OF REPORTING PERSON

PETER H. KAMIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		624,737 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

624,737 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

624,737 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1% (2)
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 218,728 shares of Common Stock held by the Peter H. Kamin Revocable Trust dated February 2003 (the “Kamin Trust”), of which Peter H. Kamin (“Kamin”) is the sole trustee, 146,998 shares of Common Stock held by the Peter H. Kamin Childrens Trust dated March 1997 (the “Kamin Childrens Trust”), of which Kamin is the trustee, and 44,980 shares of Common Stock held by 3K Limited Partnership (“3K Limited”), of which Kamin is the General Partner.
(2)	The aggregate percentage of shares of Common Stock reported owned herein is based upon 5,626,196 shares outstanding as of June 9, 2022, which is the total number of shares outstanding as indicated to the Reporting Person by Issuer’s counsel.
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CUSIP No. 744375205

1	NAME OF REPORTING PERSON

G3 Investment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,181
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

OO

(1)	The aggregate percentage of shares of Common Stock reported owned herein is based upon 5,626,196 shares outstanding as of June 9, 2022, which is the total number of shares outstanding as indicated to the Reporting Person by Issuer’s counsel.
3

CUSIP No. 744375205

1	NAME OF REPORTING PERSON

Darius G. Nevin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,181
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	The aggregate percentage of shares of Common Stock reported owned herein is based upon 5,626,196 shares outstanding as of June 9, 2022, which is the total number of shares outstanding as indicated to the Reporting Person by Issuer’s counsel.
4

CUSIP No. 744375205

1	NAME OF REPORTING PERSON

Kathryn Benesh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 744375205

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Cooperation Agreement, as defined and described in Item 4 below, G3 Investment Holdings LLC, Darius G. Nevin, and Kathryn Benesh are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 6. The remaining Reporting Person will continue filing statements on Schedule 13D with respect to his beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On June 9, 2022, 3K Limited, the Kamin Trust and the Kamin Childrens Trust (collectively, the “Kamin Parties”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer.

Pursuant to the terms of the Cooperation Agreement, effective as of the Issuer’s 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”), the Issuer agreed to increase the size of the Company’s Board of Directors (the “Board”) from five to six directors and to promptly take all necessary actions to nominate Peter H. Kamin and Darius G. Nevin as candidates for election to the Board at the 2022 Annual Meeting, to serve until the Company’s 2023 Annual Meeting of Stockholders (the “2023 Annual Meeting”).

The Issuer has further agreed that, upon the election of Messrs. Kamin and Nevin to the Board, the Board would appoint Mr. Kamin to its Compensation Committee, Nominating Committee and Strategic Alternatives Committee, and Mr. Nevin to its Compensation Committee, Audit Committee and Strategic Alternatives Committee.

Pursuant to the terms of the Cooperation Agreement and subject to certain exceptions, during the Standstill Period (as defined below) the Kamin Parties will be subject to certain customary voting commitment and standstill provisions, and will have certain replacement rights to the extent Messrs. Kamin or Nevin are unable to serve for the remainder of their respective terms. The standstill provisions expire upon the earlier of (x) the date that is twenty business days prior to the deadline for the submission of stockholder nominations for the 2023 Annual Meeting pursuant to the Company’s Amended and Restated Bylaws or (y) the date that is one hundred days prior to the first anniversary of the 2022 Annual Meeting (the “Standstill Period”). The Cooperation Agreement will terminate at the end of the Standstill Period.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is filed as Exhibit 99.1 to this form 13D and incorporated herein by reference.

6

CUSIP No. 744375205

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 9, 2022, the Kamin Parties and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated June 9, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2022).
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CUSIP No. 744375205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2022

/s/ Peter H. Kamin
Peter H. Kamin Individually and as attorney-in-fact for Kathryn M. Benesh

G3 Investment Holdings, LLC

By:	/s/ Darius G. Nevin
	Name:	Darius G. Nevin
	Title:	Member

/s/ Darius G. Nevin
Darius G. Nevin

8